SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

___________________________

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )

___________________________

Conifer Holdings, Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

20731J102
(CUSIP Number)

December 31, 2018
(Date of Event Which Requires Filing of this Statement)

____________________________________________________________

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_] Rule 13d-1(b)

[_] Rule 13d-1(c)

[X] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

______________________________________________________________________________________________________

CUSIP No. 20731J102

1	NAME OF REPORTING PERSON: Mark McCammon
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY:
4	CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER: 9,000
	6	SHARED VOTING POWER: 733,799
	7	SOLE DISPOSITIVE POWER: 9,000
	8	SHARED DISPOSITIVE POWER: 733,799
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 742,799
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 8.76% (See Item 4 herein)
12	TYPE OF REPORTING PERSON: IN

CUSIP No. 20731J102

1	NAME OF REPORTING PERSON: Strength Capital Partners III - Special Situations, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY:
4	CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER: 0
	6	SHARED VOTING POWER: 414,508
	7	SOLE DISPOSITIVE POWER: 0
	8	SHARED DISPOSITIVE POWER: 414,508
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 414,508
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 4.89% (See Item 4 herein)
12	TYPE OF REPORTING PERSON: OO

CUSIP No. 20731J102

1	NAME OF REPORTING PERSON: Strength Capital Partners III - Special Situations (AIV), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY:
4	CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER: 0
	6	SHARED VOTING POWER: 319,291
	7	SOLE DISPOSITIVE POWER: 0
	8	SHARED DISPOSITIVE POWER: 319,291
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 319,291
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 3.77% (See Item 4 herein)
12	TYPE OF REPORTING PERSON: OO

END OF COVER PAGE

CUSIP No. 20731J102

The Reporting Persons named in Item 2 below are hereby jointly filing this Schedule 13G (this “Statement”) because due to certain relationships among the Reporting Persons, such Reporting Persons may be deemed to beneficially own the same securities named in Item 4 below by one of the Reporting Persons. In accordance with Rule 13d-1(k)(1)(iii) promulgated pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Reporting Persons named in Item 2 below have executed a written agreement relating to the joint filing of this Schedule 13G (the “Joint Filing Agreement”), a copy of which is attached hereto as Exhibit A.

Item 1.    (a)    Name of Issuer.

Conifer Holdings, Inc.

(b)    Address of issuer’s principal executive offices.

550 W. Merrill Street, Suite 200, Birmingham, MI 48009

Item 2.    (a)    Name of persons filing (collectively, the “Reporting Persons”).

(i) Mark McCammon
(ii) Strength Capital Partners III - Special Situations, L.P.
(iii) Strength Capital Partners III - Special Situations (AIV), L.P.

(b)    Address or principal business office or, if none, residence.

The principal business address for the Reporting Persons is 350 N. Woodward, Suite 100, Birmingham, MI 48009.

(c)    Citizenship or place of organization.

Mr. McCammon is a citizen of the United States of America. Strength Capital Partners III - Special Situations, L.P. was organized in the State of Delaware. Strength Capital Partners III - Special Situations (AIV), L.P. was organized in the State of Delaware.

(d)    Title of class of securities.

Common Stock, no par value

(e)    CUSIP No.

20731J102

Item 3.

If this statement is filed pursuant to §§.240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a:

(a)	[_] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	[_] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[_] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[_] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[_] An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).

(f)	[_] An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F).

(g)	[_] A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	[_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	[_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	[_] A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J).

(k)	[_] Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution.
Item 4. Ownership.

(i)     Mark McCammon
(a)     Amount beneficially owned: 742,799 shares
(b)    Percent of class: 8.76%*
(c)    Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 9,000 shares
(ii) Shared power to vote or to direct the vote: 733,799 shares
(iii) Sole power to dispose or to direct the disposition of: 9,000 shares
(iv) Shared power to dispose or to direct the disposition of: 733,799 shares

Includes shares of common stock held by the following, for which Mr. McCammon is the managing partner: 414,508 shares held by Strength Capital Partners III - Special Situations, L.P. (“SCP”); and 319,291 shares held by Strength Capital Partners III - Special Situations (AIV), L.P. By reason of the provisions of Rule 13d-3 of the Act, Mr. McCammon may be deemed to beneficially own the shares owned by the entities for which he serves as managing partner. Mr. McCammon disclaims beneficial ownership of the securities owned by those entities and this report shall not be deemed as an admission of beneficial ownership of such securities.

(ii)    Strength Capital Partners III - Special Situations, L.P.
(a)     Amount beneficially owned: 414,508 shares
(b)    Percent of class: 4.89%*
(c)    Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: -0-
(ii) Shared power to vote or to direct the vote: 414,508 shares
(iii) Sole power to dispose or to direct the disposition of: -0-
(iv) Shared power to dispose or to direct the disposition of: 414,508 shares

(iii)    Strength Capital Partners III - Special Situations (AIV), L.P.
(a)     Amount beneficially owned: 319,291 shares
(b)    Percent of class: 3.77%*
(c)    Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: -0-
(ii) Shared power to vote or to direct the vote: 319,291 shares
(iii) Sole power to dispose or to direct the disposition of: -0-
(iv) Shared power to dispose or to direct the disposition of: 319,291 shares

The shares are held directly by SCP. Mr. McCammon, the managing partner of SCP, has power to vote and to dispose of the shares held by SCP. By reason of the provisions of Rule 13d-3 of the Exchange Act, Mr. McCammon may be deemed to beneficially own the shares owned by SCP. Mr. McCammon disclaims beneficial ownership of the securities owned by SCP and this report shall not be deemed as an admission of beneficial ownership of the reported securities.

* As of December 31, 2018 (based on 8,478,202 shares of the Issuer’s Common Stock outstanding as reported by the Issuer to the Reporting Person).

Item 5.    Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.    Identification and Classification of Members of the Group.

Not applicable.

Item 9.    Notice of Dissolution of Group.

Not applicable.

Item 10.    Certification.
SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2019		MARK MCCAMMON
	By:	/s/ Mark McCammon
MARK MCCAMMON, individually

Dated: February 14, 2019		STRENGTH CAPITAL PARTNERS III - SPECIAL SITUATIONS, L.P.
	By:	/s/ Mark McCammon
Name: Mark McCammon
Title: Managing Partner

Dated: February 14, 2019		STRENGTH CAPITAL PARTNERS III - SPECIAL SITUATIONS (AIV), L.P.
	By:	/s/ Mark McCammon
Name: Mark McCammon
Title: Managing Partner

Exhibit A
JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1)(iii) of the Securities Exchange Act of 1934, each of the undersigned agrees that a single joint Schedule 13G and any amendments thereto may be filed on behalf of each of the undersigned with respect to the securities held by each of them in Conifer Holdings, Inc.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of February 14, 2019.

Dated: February 14, 2019		MARK MCCAMMON
	By:	/s/ Mark McCammon
MARK MCCAMMON, individually

Dated: February 14, 2019		STRENGTH CAPITAL PARTNERS III - SPECIAL SITUATIONS, L.P.
	By:	/s/ Mark McCammon
Name: Mark McCammon
Title: Managing Partner

Dated: February 14, 2019		STRENGTH CAPITAL PARTNERS III - SPECIAL SITUATIONS (AIV), L.P.
	By:	/s/ Mark McCammon
Name: Mark McCammon
Title: Managing Partner